MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX Receives Approval for MX-3253 Phase II Combination Viral Kinetics Study in HCV Treatment-Naïve Patients

Vancouver, BC, CANADA & San Diego, CA, USA – May 16, 2006 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious and degenerative diseases, has received a Notice of Authorization from Health Canada to begin a Phase II viral kinetics study of MX-3253 (celgosivir) in hepatitis C virus (HCV) infected, treatment-naïve patients.  The study is designed to demonstrate improved antiviral activity when celgosivir is used in combination with peginterferon alfa-2b, with or without ribavirin, as compared to treatment with peginterferon alfa-2b and ribavirin.  Enrollment in the study is expected to commence in June 2006 with results expected in late 2006 or early 2007.

About MX-3253

MX-3253 (celgosivir) is an alpha-glucosidase I inhibitor and is currently the only oral anti-HCV drug in clinical development that acts through host-directed glycosylation. In preclinical studies, celgosivir has demonstrated strong synergy with interferon-alpha with or without ribavirin and has the potential to be included as part of a combination therapeutic approach to improve efficacy. Celgosivir is currently being evaluated in a Phase IIb study in HCV-positive (genotype 1) patients who were non-responders or partial responders to previous treatment with pegylated interferon-based therapy. There are currently 53 subjects enrolled in the Phase IIb study or in screening out of the planned 60 subjects with enrollment expected to complete in the next four weeks. Results of the Phase IIb study are now expected in October 2006.

About the Combination Viral Kinetics Study

The Phase II viral kinetics study is designed to determine the efficacy, safety, tolerability and pharmacokinetics of celgosivir in combination with peginterferon alfa-2b, with or without ribavirin, in treatment-naïve patients with chronic hepatitis C infection (genotype 1) over 12 weeks.  The study will be a Phase II randomized, active-controlled study in up to 30 patients in three treatment arms: (i) celgosivir plus peginterferon alfa-2b plus ribavirin (3-way combination); (ii) celgosivir plus peginterferon alfa-2b (2-way combination); and (iii) peginterferon alfa-2b plus ribavirin (control).

AnnKatrin Petersen, M.D., Vice President Clinical Development of MIGENIX commented, “We are very pleased that Health Canada has authorized another clinical trial that includes both 2-way and 3-way combinations of celgosivir with peginterferon alfa-2b/ribavirin in HCV-infected patients. This 12-week viral kinetic trial in treatment-naive patients will put us in a good position to fully assess the synergistic treatment benefit of celgosivir  in combination with peginterferon with or without ribavirin, and therefore provide a solid basis to move the compound forward into the next stage of development”.

About HCV

HCV, the most common chronic blood-borne infection in the United States, causes inflammation of the liver and may progress to more serious complications such as cirrhosis of the liver, liver cancer and death. Approximately 2.7 million people in the United States are chronically infected with HCV, and the Centers for Disease Control and Prevention (CDC) estimates that by the year 2010, the number of deaths attributed annually to HCV could surpass that due to HIV/AIDS in the US.  Worldwide, the World Health Organization estimates that 170 million individuals have chronic HCV infection, with 3 to 4 million new infections each year.

Therapy for HCV currently employs a drug combination approach, which is anticipated to continue in the future. The current standard of care for chronic hepatitis C is pegylated interferon combined with ribavirin, which fails to

MIGENIX Inc. – NEWS RELEASE – May 16, 2006                                                                     Page 2 of 2

provide a satisfactory outcome for approximately 50% of patients infected with HCV genotype 1.  In addition, these drugs can cause significant side effects that limit tolerance to therapy, or a frequent lack of sustained treatment response.

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II), the prevention of catheter-related infections (Phase III), the treatment of neurodegenerative diseases (Phase I) and the treatment of acne (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Arthur J. Ayres”

Arthur J. Ayres, CA

Senior Vice President Finance & CFO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Ext. 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

FORWARD-LOOKING STATEMENTS

Certain statements in this news release contain forward-looking statements or information under applicable Canadian and United States securities legislation. All statements or information other than statements of historical fact may be deemed to be forward-looking statements or information. Forward-looking statements frequently, but not always, use the words “intends”, “plans”, “believes”, “anticipates” or “expects” or similar words; that events “will”, “may”, “could” or “should” occur; and/or include statements or information concerning our strategies, goals, plans and expectations. Forward-looking statements or information in this news release include, but are not limited to statements or information concerning: the MX-3253 Phase II combination viral kinetics study in HCV infected treatment-naïve patients starting enrollment in June 2006 with results expected in late 2006 or early 2007; and enrollment in the MX-3253 Phase IIb combination study in non-responder and partial responder HCV infected patients finishing in the next four weeks with results expected in October 2006. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements or information and you should not place undue reliance on our forward-looking statements or information. Factors that could cause actual events or results expressed or implied by such forward looking statements to differ materially from any future results expressed or implied by such statements or information include, but are not limited to: uncertainties related to early stage of technology and product development; dependence on corporate collaborations; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns, the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if commenced and completed, will not establish the safety or efficacy of our products; risks relating to requirements for approvals by government agencies such as the FDA and/or Health Canada before products can be tested in clinical trials and ultimately marketed; the possibility that such government agency approvals will not be obtained in a timely manner or at all or will be conditioned in a manner that would impair our ability to advance development and/or market the product successfully; management of growth; dependence on key personnel; the possibility that we will not successfully develop any products; the possibility that advances by competitors will cause our proposed products not to be viable, the risk that our patents could be invalidated or narrowed in scope by judicial actions or that our technology could infringe the patent or other intellectual property rights of third parties; the possibility that any products successfully developed by us will not achieve market acceptance; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

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